Navios Maritime Acquisition Corporation
Navios Acquisition Finance (US) Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
January 27, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navios Maritime Acquisition Corporation and Navios Acquisition Finance (US) Inc. Registration Statement on Form F-4 File No. 333-171394 and 333-171394-01 through 333-171394-26
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Navios Maritime Acquisition Corporation, a Marshall Islands corporation (“NMAC”) and Navios Acquisition Finance (US) Inc., a Delaware corporation (“NAFI” and, together with NMAC, the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that the Registration Statement may become effective at 3:00 p.m., EST, on January 31, 2011, or as soon thereafter as it is practicable.
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
NAVIOS MARITIME ACQUISITION CORPORATION
NAVIOS ACQUISITION FINANCE (US) INC.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer and Chairman